EXHIBIT 99.1

Tencent Music Entertainment Group Announces Board Changes

SHENZHEN, China, May 27, 2022 /PRNewswire/ -- Tencent Music Entertainment Group ("TME", or the "Company") (NYSE: TME), the leading online music and audio entertainment platform in China, today announced that Mr. Martin Chi Ping Lau, who has served as a director of the Company’s Board of Directors (the “Board”) since 2016, has decided to resign from the Board, effective immediately. At the same time, the Company is pleased to announce the appointment of Mr. Matthew Yun Ming Cheng, to its Board, also effective immediately.

"On behalf of our Board, we would like to express our deep gratitude to Martin for his years of services to the TME Board and his invaluable contributions to the Company. His extensive experience and strategic thinking shaped TME’s growth path and were instrumental in our transformation into the leading online music and audio entertainment platform in China. After his resignation, Martin will continue to provide us with strategic advice as President of Tencent, which remains the majority shareholder in TME,” commented Mr. Cussion Pang, Executive Chairman of TME. “Meanwhile, we are pleased to welcome Matthew as a new director to our Board. We are confident his experience and insights will provide valuable perspectives as we continue to execute our strategy and promote the healthy development of China’s music industry."

Mr. Cheng currently serves as the corporate vice president of Tencent Holdings Limited (HKEX: 0700). Prior to joining Tencent in 2010, Mr. Cheng assumed financial management functions at various companies, including Price Waterhouse, and China Everbright Technology Limited (HKEX: 0256). Mr. Cheng is a fellow member of the Association of Chartered Certified Accountants. He received a bachelor’s degree in accountancy from the Hong Kong Polytechnic University.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to use technology to elevate the role of music in people's lives by enabling them to create, enjoy, share and interact with music. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group